SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 16th, January 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                               Twin Mining Corporation

                          (Registrant)

Date January 17, 2003                                                 s.   Hermann Derbuch

  Chairman, President & CEO

Print the name and title of the signing officer under his signature

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TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

Web-site:www.twinmining.com  E-mail: Info@twinmining.com

Press Release

Twin Mining’s TORNGAT diamond project delivers encouraging diamond results

Toronto, Ontario, (January 16, 2003) – Twin Mining Corporation (“Twin Mining”) (TWG – TSX) is pleased to announce the results of 15 grab samples from outcropping kimberlite, ranging in weight from 24kg to approximately 100kg, from TORNGAT North.  These results highlight the diamond potential of the TORNGAT diamondiferous kimberlite dyke system that outcrops over a strike length of 37 km and measures up to 2.3 meters in width.

Analysis of the diamond results identified two dyke segments of 900 meters and 400 meters respectively (see location map), with higher stone densities than other sampled parts of the dyke.

These results, and work to date, relate to exposed dyke intervals that strike roughly at right angles to stratigraphy. Cross faults, that are believed to occupy overburden covered valley floors, also intersect dykes at roughly right angles and potential exists for dyke width enhancement where dykes and cross structures intersect.

Additional surveying and ultimately diamond drilling would be required to evaluate overburden covered sections of dyke material.

Diamond extraction by caustic fusion (at a cut-off size of 100 microns) selection and description was performed by SGS Lakefield Research Limited ("Lakefield") who is accredited by the Standards Council of Canada and CAEAL for specific registered tests. A review of the diamond size distribution was performed by AMEC E & C Services Limited ("AMEC").

Table I: Dyke Segment Diamond Summary

According to square mesh sieve analysis provided by Lakefield

Sampled segment	900m dyke segment (578.52kg)		400m dyke segment (432kg)
Sieve Size (mm square mesh)	Number of diamonds	Weight of diamonds (carats)	Number of diamonds	Weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.019630
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.015260	38	0.007840
0.150 to 0.212	99	0.007448	50	0.003230
0.100 to 0.150	103	0.002725	61	0.001585
Total	349	0.173917	197	0.128940

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Table II: 900 meter TORNGAT North dyke segment

Samples listed in this table (see location map) make up the 900 meter TORNGAT North dyke segment

Sample No.	Sample Weight Kg	Diamonds Recovered	Total Diamond Weight In Sample (Carats)
GL10	101.80	99	0.026835
887573	24.00	32	0.006175
DB09	100.00	60	0.017590
GL09	72.52	47	0.030285
887574	24.00	14	0.002190
DB03	100.00	43	0.015010
GL08	81.25	20	0.032385
887575	24.00	2	0.000060
DU character	50.95	32	0.043387
TOTAL	578.52	349	0.173917

Table II Notes:

1,

13 diamonds measure greater than 0.5 mm in three dimensions and

2.

41 diamonds measure greater than 0.5 mm in two dimensions.

On the 900 meter dyke section the largest stone recovered to date measures 2.90 x 2.50 x 1.80mm (0.065 ct).  Lakefield describes the diamonds extracted as: "very white, mostly transparent and of high preservation".

Table III: 400 meter TORNGAT North dyke segment

Samples listed in this table (see location map) make up the 400 meter TORNGAT North dyke segment

Sample No.	Sample Weight Kg	Diamonds recovered	Total Diamond Weight In Sample (Carats)
DB04	100.00	36	0.021595
DB01	100.00	63	0.029975
887587	24.00	15	0.021265
DB06	100.00	53	0.011465
GL07	84.00	29	0.042070
887588	24.00	1	0.002570
TOTAL	432.00	197	0.128940

Table III Notes:

1.

12 diamonds measure greater than 0.5 mm in three dimensions and

2.

28 diamonds measure greater than 0.5 mm in two dimensions.

On the 400 meter dyke section the largest stone recovered to date measures 1.85 x 1.25 x 1.07mm (0.0142 ct). Lakefield describes the diamonds extracted as: "very white, mostly transparent and of high preservation".

Previously, three mini bulk samples, weighing 90.7, 57.7 and 193.2 tonnes, were excavated in the summer of 2000 at sample location "AD2" which is 4 km to the southwest of the 900 meter dyke segment TORNGAT North.  For comparative purposes the four largest diamonds extracted from the mini-bulk samples are listed below (see press release April 5, 2001):

4.60 x 4.20 x 3.54

                (0.685 ct)

4.97 x 3.87 x 3.40

                (0.566 ct)

4.61 x 4.14 x 0.50

                (0.193 ct)

3.50 x 3.32 x 2.10

                (0.271 ct)

Diamond Trading N.V. of Antwerp, Belgium, who is a minority shareholder of Twin Mining Corporation, examined a small parcel of these diamonds (see press release April 5, 2001). In their opinion, the diamonds are of high quality, good crystalline shape, very white and of high purity.

The results of the analysis of diamonds appear to be consistent with the results of the mini bulk sample taken in the fall 2000 and indicate there is no need for a further large sample from this location. AMEC recommended that Twin Mining conduct a desktop study of existing indicator mineral chemistry data to identify any area of the dyke system which has favorable indicator mineral chemistry and that any prospective areas identified through this analysis be sampled to determine micro-diamond counts.  It was further recommended that any future sampling program incorporate a core-drilling component to investigate potential grade variations at depth.

Twin Mining's diamond exploration focus is on its large tonnage potential Jackson Inlet Project. Accordingly, management is currently pursuing options, including Joint Venture participation, to advance the TORNGAT Project.

Mr. John Lindsay, P.Eng., AMEC's Principal Metallurgist, is Twin Mining's "Qualified Person" for diamond size distribution analysis, and Dallas Davis, P.Eng. is Twin Mining's "Qualified Person" for the field component, as defined by National Instrument 43-101.

Twin Mining's kimberlite core samples, from the Jackson Inlet 2002 Phase1 exploration campaign, are currently being processed by Lakefield. Results will be announced as soon as they are available.

After the conclusion of the oversubscribed flow-through financing of $3.3 million the Company is proceeding with the financing of approximately $2,000,000 in non-flow through money early in 2003.

Twin Mining, in addition to exploring the TORNGAT diamond project on the east side of Ungava Bay in northern Québec and the Jackson Inlet diamond project on Baffin Island, also holds a gold mining project in Idaho, United States of America.

For further information contact:                                                                                                                  Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.                                                                                                                            Fax: (416) 777-0014

Chairman, President & CEO                                                                                                                     E-mail: info@twinmining.com

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